Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended September 30, 2017 under IFRS

IT Services Revenue crossed $2 billion for the quarter

Bangalore, India and East Brunswick, New Jersey, USA – October 17, 2017 -- Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter ended September 30, 2017.

Highlights of the Results

➢	Gross Revenues of Wipro Limited were ₹134.2 billion ($2.1 billion1).
➢

IT Services Segment Revenues in dollar terms were $2,013.5 million, an increase of 2.1% sequentially (Non-GAAP constant currency increase of 0.3% sequentially) and 5.1% YoY (Non-GAAP constant currency increase of 2.8% YoY).

➢	IT Services Segment Profits[2] were ₹22.8 billion ($349 million1), an increase of 4.0% sequentially.
➢	IT Services Margin for the quarter was 17.3%, as compared to 16.8% for the quarter ended June 30, 2017.
➢	Net Income[3] for the quarter was ₹21.9 billion ($336 million1), an increase of 5.5% sequentially and 6.0% YoY.

Performance for the quarter ended September 30, 2017

“We surpassed the milestone of $2 billion in quarterly revenues for IT Services on the back of rigorous execution of our strategy.” said Abidali Z. Neemuchwala, Chief Executive Officer and Member of the Board. “Our unique Digital capabilities powered growth in top clients and position us well to drive our clients’ digital transformation.”

“Productivity gains generated by our HOLMES automation suite and operational efficiencies overcame the incremental impact of wage hikes and expanded IT Services margin to 17.3%.” said Jatin Dalal, Chief Financial Officer.

Outlook for the Quarter ending December 31, 2017

We expect Revenues from our IT Services business to be in the range of $2,014 million to $2,054 million*.

* Guidance is based on the following exchange rates: GBP/USD at 1.34, Euro/USD at 1.19, AUD/USD at 0.81, USD/INR at 64.26 and USD/CAD at 1.23.

1.

For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on September 30, 2017, for cable transfers in Indian Rupees, as certified by the Federal Reserve Board of New York, which was US $1= ₹65.30. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2017 was US$1= ₹65.40

2.	Segment Profit refers to Segment Results Total.
3.	Net Income refers to ‘Profit for the period attributable to equity holders of the Company’

Capital Allocation Update

➢

As disclosed earlier, on July 20, 2017 the Board approved a proposal for Buyback of up to 343.75 million equity shares at a price of ₹320 per equity share. The Buyback proposal was subsequently approved by the shareholders through postal ballot, the results of which were declared on August 30, 2017. The Buyback offer period will commence upon completion of regulatory requirements.

IT Services

Wipro continued its momentum in winning large deals globally as described below:

A leading US-based chemical manufacturing company has awarded an IT applications and back office operations transformation contract to Wipro. Wipro will leverage its intellectual properties and technology solutions including Wipro HOLMES™ for this engagement.

Wipro has won a multi-year engagement with a leading multinational technology company to help deliver a software platform with high quality and reduced time to market. Wipro will support the client’s agile release model by driving automation, data-driven prioritization and optimization.

Wipro has won a multi-year engagement with an automotive Tier-I company for supporting and modernizing their IT infrastructure, across their global locations. This program will leverage the Wipro HOLMESTM artificial intelligence platform to improve end user experience, reduce costs and drive innovation for the client.

Ooredoo Myanmar (OML), a telecom company has selected Wipro as its technology managed services partner. As part of the five-year engagement, Wipro will manage Ooredoo’s IT infrastructure in an agile delivery model and will leverage the Wipro HOLMESTM artificial intelligence platform to drive hyper-automation. The engagement will help enhance the client’s business and operational agility, improve the time to market of their services and enhance end-customer experience through improved Quality of Service.

An Asian transport and infrastructure government body has selected Wipro as its strategic partner to develop and implement an integrated payment and collection system.

Wipro worked with leading US based Apparel and Footwear manufacturer to re-define their application support landscape leveraging hyper automation through Wipro HOLMESTM, right shoring, redefining the operating model and driving improved end-user experience.

Digital highlights

Wipro continued its momentum in winning Digital deals globally as described below:

Wipro has won a large IoT and IT infrastructure modernization contract from a large Europe-based medical devices manufacturer. The engagement will help the client improve the product and service experience of their medical devices, across the globe, through enhanced after-sales remote monitoring support and predictive maintenance.

Wipro has won a large multi-year omni-channel customer experience transformation engagement from a leading telecom company in the APAC region. Wipro will leverage its digital engineering capabilities to improve customer advocacy, issue resolution rates and accelerate end-customers’ shift towards digital CRM and self-help channels.

A global pharmaceutical company has selected Wipro Digital to facilitate its transformation into a customer centric organization that is able to create internal and external value out of its vast amounts of health-related data. Wipro will bring new skills and ways of working to the organization aimed to imagine and launch innovative products based on data.

Wipro has been selected as the digital partner for a North American bank for consolidating their Cards portfolio into a single platform. The scope is end-to-end from planning to implementation. The engagement will involve transformation using automation, adoption of DevOps and Agile methodology.

Wipro has won an integrated cloud-based transformation deal, from a leading Latin American conglomerate, as part of a multi-year digital program. The engagement will involve simplifying commerce, Procure2Pay and Human Capital Management processes.

Wipro won a number of deals across business verticals in the cloud applications space leveraging Appirio Cloud Services. A couple of examples are as below

●	A US-based voluntary health organization has selected Wipro as a lead partner to transform customer experience.
●	A renowned private research institute has awarded Wipro a contract to build a new constituent management system on Salesforce.

Delivery Excellence

“Wipro’s proactive approach to Problem Management and Quality Assurance has added immeasurable value to our organization and has allowed us to remain proactive and meet any industry challenges we have faced. The close working relationship with Wipro has been very beneficial to us and ensured that when new opportunities arise we can deliver solutions in a timely manner. Culturally, Wipro is an excellent fit to our organization with our shared common values of integrity and sensitivity.” said Arnie Leap, Chief Information Officer, 1-800-Flowers.com, Inc.

“Wipro manages a large portion of our IT real estate and is a key player in our innovation ecosystem. Wipro’s process, technological and domain maturity as a customer centric and SMART IT organization has helped us build transformational capabilities and incubate ideas that help us improve health outcomes & enhance the experiences for our patients. We are planning to actively leverage Wipro’s HOLMES as a mechanism to drive experience, efficiency and economy across our value chain. As the leading biotech focused on rare disease, our partnership with Wipro has helped us unlock numerous business benefits while delivering exceptional value to patients and caregivers struggling with a life-altering condition.” said Gabriele Ricci, VP, Head of Digital Health and Emerging Technology, Shire.

Analyst Accolades and Awards

Wipro’s Open Banking API Platform won the 2017 API Awards at API World under the ‘Travel APIs’ category. Open Banking APIs enable banks / other financial value providers to gain insights into customer’s banking habits and data, thereby providing contextual suggestions for engagement.

Wipro is amongst the top 6 firms in the Constellation Research shortlist on “Synchronous Ledger Tech (Blockchain) Companies to Watch For”.

Wipro has been placed as a ‘Winner’ in three HfS Blueprints: Digital Technology Strategy and Consultancy Services; Application Development and Management Services 2017; and IT infra Management and Enterprise Cloud Services.

Wipro has been placed as a ‘Winner’ in the HfS Application Testing Services Supporting Digital Transformation Blueprint report 2017.

Wipro has been placed as a ‘Winner’ in the HfS Energy Operations Blueprint Report 2017.

Wipro has been placed as a ‘Winner’ in the HfS Embedded and Semiconductor Engineering Services Blueprint Report 2017.

IDC MarketScape has named Wipro as a ‘Leader’ in the IDC MarketScape: Worldwide Cloud ERP Implementation Services 2017 Vendor Assessment (Doc #US41523417, July 2017).

Wipro has been positioned as a Leader by Everest Group, a global independent consulting and research firm, in the PEAK Matrix™ Assessments for Automation in IT Application Dev-Test and Business Process Service Delivery Automation (BPSDA).

IT Products

➢	Revenue for the quarter ended September 30, 2017 was ₹3.0 billion ($46 million1).
➢	IT Products Margin for the quarter was 2.9%, as compared to 0.5% for the quarter ended June 30, 2017.

Please refer the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended September 30, 2017, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- http://services.choruscall.eu/links/wipro171017.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

All product names, logos, and brands are property of their respective owners.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #      (Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of Sep 30,

	2017	2017	2017
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	125,796	128,839	1,973
Intangible assets	15,922	20,571	315
Property, plant and equipment	69,794	71,803	1,100
Derivative assets	106	493	8
Investments	7,103	9,844	151
Investment in equity accounted investee		407	6
Trade receivables	3,998	4,179	64
Non-current tax assets	12,008	15,037	230
Deferred tax assets	3,098	3,088	47
Other non-current assets	16,793	15,755	241

Total non-current assets	254,618	270,016	4,135

Inventories	3,915	3,456	53
Trade receivables	94,846	99,887	1,530
Other current assets	30,751	31,484	482
Unbilled revenues	45,095	45,435	696
Investments	292,030	333,056	5,100
Current tax assets	9,804	6,132	94
Derivative assets	9,747	2,352	36
Cash and cash equivalents	52,710	51,412	787

Total current assets	538,898	573,214	8,778

TOTAL ASSETS	793,516	843,230	12,913

EQUITY
Share capital	4,861	9,733	149
Share premium	469	2,231	34
Retained earnings	490,930	529,496	8,109
Share based payment reserve	3,555	1,593	24
Other components of equity	20,489	19,397	297

Equity attributable to the equity holders of the Company	520,304	562,450	8,613
Non-controlling interest	2,391	2,445	37

Total equity	522,695	564,895	8,650

LIABILITIES
Long - term loans and borrowings	19,611	31,152	477
Deferred tax liabilities	6,614	7,464	114
Derivative liabilities	2	-	-
Non-current tax liabilities	9,547	8,607	132
Other non-current liabilities	5,500	4,605	71
Provisions	4	3	0

Total non-current liabilities	41,278	51,831	794

Loans, borrowings and bank overdrafts	122,801	114,210	1,749
Trade payables and accrued expenses	65,486	69,640	1,066
Unearned revenues	16,150	16,040	246
Current tax liabilities	8,101	7,420	114
Derivative liabilities	2,708	3,530	54
Other current liabilities	13,027	14,642	224
Provisions	1,270	1,022	16

Total current liabilities	229,543	226,504	3,469

TOTAL LIABILITIES	270,821	278,335	4,263

TOTAL EQUITY AND LIABILITIES	793,516	843,230	12,913

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended September 30,			Six Months ended September 30,

	2016	2017	2017	2016	2017	2017

			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1

Gross revenues	137,657	134,234	2,056	273,649	270,495	4,142
Cost of revenues	(97,808)	(94,694)	(1,450)	(194,197)	(191,805)	(2,937)
Gross profit	39,849	39,540	606	79,452	78,690	1,205

Selling and marketing expenses	(9,614)	(9,867)	(151)	(19,755)	(20,013)	(306)
General and administrative expenses	(8,545)	(7,085)	(109)	(16,144)	(14,349)	(220)
Foreign exchange gains/(losses), net	1,281	453	7	2,265	806	12

Results from operating activities	22,971	23,041	353	45,818	45,134	691

Finance expenses	(1,428)	(1,386)	(21)	(2,764)	(2,860)	(44)
Finance and other income	5,105	6,661	102	10,305	12,861	197
Share of profits/(loss) of equity accounted investee	-	5	-	-	4	-
Profit before tax	26,648	28,321	434	53,359	55,139	844
Income tax expense	(5,909)	(6,426)	(98)	(12,031)	(12,420)	(190)

Profit for the period	20,739	21,895	336	41,328	42,719	654

Attributable to:
Equity holders of the company	20,672	21,917	336	41,190	42,682	653
Non-controlling interest	67	(22)	-	138	37	1

Profit for the period	20,739	21,895	336	41,328	42,719	654

Earnings per equity share:
Attributable to equity share holders of the company
Basic	4.27	4.52	0.07	8.44	8.81	0.13
Diluted	4.26	4.52	0.07	8.42	8.80	0.13

Weighted average number of equity shares used in computing earnings per equity share
Basic	4,841,242,274	4,845,485,149	4,845,485,149	4,878,025,634	4,844,289,024	4,844,289,024
Diluted	4,853,625,288	4,852,992,546	4,852,992,546	4,890,933,302	4,852,340,224	4,852,340,224
Additional Information
Segment Revenue
IT Services Business Units
BFSI	33,583	36,349	557	67,213	71,283	1,092
HLS	20,883	17,989	275	40,814	37,139	569
CBU	20,708	20,989	321	41,433	41,524	636
ENU	16,881	17,769	272	34,237	35,233	540
MNT	29,463	30,010	460	59,001	59,352	909
COMM	9,848	8,583	131	19,760	17,414	265

IT SERVICES TOTAL	131,366	131,689	2,016	262,458	261,945	4,011
IT PRODUCTS	7,666	2,988	47	13,596	9,331	143
RECONCILING ITEMS	(94)	10	-	(140)	25	0

TOTAL	138,938	134,687	2,063	275,914	271,301	4,154

Segment Result
IT Services Business Units
BFSI	6,379	6,055	93	13,373	11,496	176
HLS	3,234	2,698	41	6,090	5,432	83
CBU	3,584	3,244	50	7,359	6,178	95
ENU	3,443	3,435	53	6,468	7,086	109
MNT	6,175	5,400	83	12,129	10,575	162
COMM	1,594	1,147	18	3,096	2,596	40
OTHERS	-	-	-
UNALLOCATED	(1,037)	805	11	(1,874)	1,337	20

TOTAL IT SERVICES	23,372	22,784	349	46,641	44,700	685
IT PRODUCTS	(298)	88	1	(666)	119	2
RECONCILING ITEMS	(103)	169	3	(157)	315	5

TOTAL	22,971	23,041	353	45,818	45,134	691

FINANCE EXPENSE	(1,428)	(1,386)	(21)	(2,764)	(2,860)	(44)
FINANCE AND OTHER INCOME	5,105	6,661	102	10,305	12,861	197
SHARE OF PROFIT/(LOSS) OF EQUITY ACCOUNTED INVESTEE		5	-	-	4	0

PROFIT BEFORE TAX	26,648	28,321	434	53,359	55,139	844
INCOME TAX EXPENSE	(5,909)	(6,426)	(98)	(12,031)	(12,420)	(190)

PROFIT FOR THE PERIOD	20,739	21,895	336	41,328	42,719	654

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Healthcare & Lifesciences (HLS), Consumer Business Unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services. In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended September 30,2017

IT Services Revenue as per IFRS	$2,013.5	IT Services Revenue as per IFRS	$2,013.5
Effect of Foreign currency exchange movement	$(36.6)	Effect of Foreign currency exchange movement	$(44.1)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,976.9	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,969.4